Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)
(UNAUDITED)

	Year Ended December 31,
	2014	2013	2012	2011	2010
FIXED CHARGES:
Interest expensed and capitalized	$38,539	$28,198	$26,068	$25,544	$23,561
Amortized premiums, discounts and capitalized expenses (included above)	—	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—
Preference security dividend	—	—	—	—	—
Total Fixed Charges	$38,539	$28,198	$26,068	$25,544	$23,561
EARNINGS:
Pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$(131,991)	$(54,468)	$(19,392)	$(8,549)	$(28,047)
Fixed Charges	38,539	28,198	26,068	25,544	23,561
Distributed income of equity investees	—	—	—	—	—
Total Earnings	$(93,452)	$(26,270)	$6,676	$16,995	$(4,486)
Ratio of Earnings to Combined Fixed Charges	(2.42)	(0.93)	0.26	0.67	(0.19)